

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 6, 2022

Jen-Hsun Huang
Chief Executive Officer
NVIDIA Corporation
2788 San Tomas Expressway
Santa Clara, CA 95051

> **Re: NVIDIA Corporation**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 19, 2022**
> **File No. 000-23985**

Dear Jen-Hsun Huang:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                            Sincerely,

                            Division of Corporation Finance
                            Disclosure Review Program